 ex991.htm
Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM TO PRESENT AT COWEN 30th ANNUAL HEALTH CARE CONFERENCE

LAVAL, Québec (March 3, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that James R. Howard-Tripp, President and Chief Executive Officer of the Company, will present at the Cowen and Company 30th Annual Health Care Conference at The Boston Marriott Copley Place, on Tuesday, March 9, 2010 at 1:30 p.m. ET.

Interested parties may access the live webcast for this presentation by visiting the “Events” section of the homepage of the Company’s website at www.labopharm.com. Please connect at least 15 minutes prior to the presentation to ensure adequate time for any software download that may be required to join the webcast.  An audio archive of the presentation will be available for 30 days.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

For more information, please contact:

At Labopharm Mark D'Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com